# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lands' End, Inc., CIK 0000799288
CUSIP: 51509F105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 Lands' End Lane, Dodgeville, Wisconsin (WI), 53595
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0001183200
Persons authorized to receive notices and communications: Bruce Newsome, Esq., Haynes and Boone, LLP, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- ESL Partners, L.P. (CIK 0000923727): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of common stock, par value $0.01 per share (the "Common Stock"), of Lands' End, Inc., a Delaware corporation (the "Issuer") held in the Liability Accounts controlled by ESL Partners, L.P., a Delaware limited partnership ("ESL").
- RBS Partners, L.P. (CIK 0000860585): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of Common Stock held in the Liability Accounts controlled by ESL. RBS Partners, L.P., a Delaware limited partnership ("RBS") is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.
- ESL Investments, Inc. (CIK 0001126396): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of Common Stock held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL. ESL Investments, Inc., a Delaware corporation ("Investments") is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
- Edward S. Lampert (CIK 0001183200): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 17,116,376; shared voting power 0; sole dispositive power 17,116,376; shared dispositive power 0; aggregate amount beneficially owned 17,116,376 (56% of the class)
  Comment: The figures in Items 7, 9, 11, and 13 include (i) 1,946 shares of Common Stock, of the Issuer held in the Liability Accounts controlled by ESL, which Mr. Lampert may be deemed to indirectly beneficially own as the Chairman, Executive Officer and Director of Investments, (ii) 17,106,848 shares of Common Stock held by Mr. Lampert, (iii) 3,791 shares of Common Stock held by The Nicholas Floyd Lampert 2015 Trust ("The Nicholas Trust"), and (iv) 3,791 shares of Common Stock held by The Nina Rose Lampert 2015 Trust ("The Nina Trust" and, together with The Nicholas Trust, the "Trusts"). With respect to (i), RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL; Investments is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS; and Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, Investments. With respect to (iii) and (iv), Mr. Lampert may be deemed to have beneficial ownership of securities owned by the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Lands' End, Inc.
Address of issuer's principal executive offices: 1 Lands' End Lane, Dodgeville,, Dodgeville, Wisconsin (WI), 53595
Comment: This Amendment No. 30 to Schedule 13D (this "Amendment") amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL, RBS, Investments, and Edward S. Lampert, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"As previously disclosed, on February 24, 2025, Edward S. Lampert, one of the Reporting Persons, delivered a letter to the Board of Directors of the Issuer outlining his views regarding the Issuer's intrinsic value and identifying several strategic and operational opportunities that, in his view, the Issuer historically had been unable to fully realize on a standalone basis. Such opportunities included, among other things, accelerated international expansion, broader category development, enhanced brand and intellectual property monetization, and the leveraging of third-party platforms with established global licensing, distribution and marketing capabilities. A copy of such letter was previously filed as an exhibit to the Reporting Persons' Schedule 13D.

On January 26, 2026, the Issuer announced, in a Current Report on Form 8-K (the "MIPA 8-K"), that it had entered into a Membership Interest Purchase Agreement (the "MIPA"), pursuant to which the Issuer and WH Topco, L.P., a Delaware limited partnership ("WHP Topco"), and certain affiliates thereof (collectively, "WHP Global") will form a joint venture relating to the Issuer's intellectual property and related assets, with WHP Global acquiring a 50% ownership interest in such joint venture in exchange for a cash payment of $300 million. The Reporting Persons note that the transactions contemplated by the MIPA, including the formation of a joint venture focused on the monetization and global expansion of the Issuer's intellectual property while preserving the Issuer's operational control of its existing direct-to-consumer and business-to-business operations, address several of the opportunities identified in the February 24, 2025 letter and reflect one potential approach to unlocking value that the Issuer historically was not positioned to pursue on its own.

In connection with the MIPA announced by the Issuer on the MIPA 8-K, the Reporting Persons have agreed to enter into a voting agreement (the "Voting Agreement") with the Issuer, at the closing of the transactions contemplated by the MIPA. The Voting Agreement will provide, among other things, that the Reporting Persons will vote all of their shares of Common Stock held at the relevant time in favor of certain monetization events of WHP Topco, as described further in the MIPA 8-K, on the terms and subject to the conditions set forth in the Voting Agreement.

Pursuant to the MIPA, LEWHP LLC, a Delaware limited liability company and wholly owned indirect subsidiary of WHP Topco, has agreed to commence a tender offer to purchase up to 2,222,222 shares of Common Stock at a price of $45.00 per share in cash, without interest and subject to any applicable withholding taxes, as further described in the MIPA 8-K. Upon completion of the tender offer, WHP Global is expected to own approximately 7% of the Issuer's outstanding shares of Common Stock.

The Reporting Persons currently intend to tender to WHP Global the maximum permitted number of shares of Common Stock held by the Reporting Persons, subject to proration in accordance with the terms of the tender offer.

Although the foregoing reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken. In particular, the transactions contemplated by the MIPA, including the tender offer and any WHP Topco monetization event, are subject to certain risks and uncertainties described further in the MIPA 8-K, and there is no guarantee that any of the plans, proposals or transactions described herein or in the MIPA 8-K will be achieved.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

The foregoing description of the MIPA does not purport to be complete and is qualified in its entirety by reference to the Issuer's Current Report on Form 8-K, dated January 26, 2026, and the full text of the MIPA filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, dated January 26, 2026, which are each incorporated herein by reference to Exhibit 99.10 and Exhibit 99.11 to this Amendment, respectively."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

(a) "The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. With respect to Item 13, this number is based upon 30,551,068 shares of Common Stock outstanding as of December 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2025, that was filed by the Issuer with the Securities and Exchange Commission on December 9, 2025.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

(b) "Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: "There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

"99.10 - Current Report on Form 8-K, dated January 26, 2026 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on January 26, 2026, by the Issuer with the U.S. Securities and Exchange Commission).

99.11 - Membership Interest Purchase Agreement, dated as of January 26, 2026, by and among Lands' End, Inc., Lands' End Direct Merchants, Inc., WH Borrower, LLC, WHP Topco, L.P. and LEWHP LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on January 26, 2026, by the Issuer with the U.S. Securities and Exchange Commission)."

## Signatures
- ESL Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP of the GP (01/28/2026)
- RBS Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP (01/28/2026)
- ESL Investments, Inc.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer (01/28/2026)
- Edward S. Lampert: /s/ Edward S. Lampert, Edward S. Lampert (01/28/2026)